Exhibit 1.01

The LGL Group, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This Conflict Minerals Report for the year ended December 31, 2013 (this "Report"), was prepared by the management of The LGL Group, Inc. (herein referred to as the "Company," "we," "us," or "our") to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13p-1").
Rule 13p-1 was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Rule 13p-1 imposes certain reporting obligations on SEC registrants if any conflict minerals are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured.  Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten ("Conflict Minerals") for the purpose of this assessment.  These reporting and disclosure requirements apply to registrants whatever the geographic origin of the Conflict Minerals in any of a registrant's products, whether or not such Conflict Minerals actually fund armed conflict.
A registrant is required to file a Conflict Minerals Report if it has reason to believe that any of the Conflict Minerals in its products may have originated in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo (the "Covered Countries"), or if the registrant is unable to determine the country of origin of such Conflict Minerals after exercising the required due diligence on the source and chain of custody of such Conflict Minerals.  These due diligence measures are required to conform to a nationally or internationally recognized due diligence framework and to include an independent private sector audit of the Conflict Minerals Report, except that as smaller reporting company, the Company is not required to submit an audit report of its Conflict Minerals Report prepared by an independent private sector auditor with respect to the Conflict Minerals in any of its products that are "DRC conflict undeterminable" until its Conflict Minerals Report for the year ending December 31, 2017.
1.	Company Overview

The Company manufactures and markets highly-engineered electronic components used to control the frequency or timing of signals in electronic circuits.  These components provide low noise and base accuracy for lab instruments, ensure reliability and security in aerospace and defense communications, and synchronize data transfers throughout the wireless and internet infrastructure.  The Company maintains its executive offices at 2525 Shader Road, Orlando, Florida, 32804.  The Company's telephone number is (407) 298-2000.  The Company's common stock and warrants are traded on the NYSE MKT under the symbols "LGL" and "LGL WS", respectively.

2.	Our Products; Use of Conflict Minerals

We design, manufacture and sell standard and custom-engineered electronic components that are used primarily to control the frequency or timing of signals in electronic circuits. Our frequency control devices consist of packaged quartz crystals, quartz crystal-based oscillators and electronic filter products. Our manufacturing operations are located in Orlando, Florida and Yankton, South Dakota. We also have an assembly operation in Noida, India. We conducted an analysis of our products and determined that certain Conflict Minerals, specifically gold, tantalum, tin, and tungsten, are necessary to the functionality or production of our products.  Those products include RF modules, XOs, OCXOs, TCXOs, VCXOs, DOCXOs, cavity/combine filters, ceramic filters, lumped element filters, crystal filters, and crystal resonators. As a result, we have conducted due diligence as required under Rule 13p-1 to determine the source and chain of custody of those Conflict Minerals.  A description of the measures we have taken is provided below.

3.	Reasonable Country of Origin Inquiry and Conclusion

There are multiple tiers of suppliers between us and the ultimate sources of the Conflict Minerals in our products. To complicate matters further, such Conflict Minerals are included in components that we purchase from our suppliers rather than purchased by us in raw form. As a result, we largely utilized our suppliers to attempt to determine the origin of the Conflict Minerals in our products.  Our methods included conducting a survey of our active suppliers of components including Conflict Minerals using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI").  This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to suppliers, contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence, and is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.  We then reviewed the responses that we received from our suppliers and followed up on responses we deemed to be inconsistent, incomplete or inaccurate.  We also followed up with suppliers who did not respond to the survey to urge them to provide the requested information.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we currently do not have sufficient information from our suppliers or other sources at this time to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

4.	Conflict Minerals Status Analysis and Conflict Status Conclusion

We have been unable to determine the origin of the Conflict Minerals used in our products.  Therefore, we have concluded that our products are "DRC conflict undeterminable."

5.	Due Diligence Program

5.1            Conflict Minerals Policy

Our policy with respect to the sourcing of Conflict Minerals can be found at www.mtronpti.com, under the heading "Quality," and www.lglgroup.com, under the heading "Corporate Governance." The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.
5.2            Due Diligence Process
5.2.1            Design of Our Due Diligence and Description of the Due Diligence Process
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten.

Our Conflict Minerals due diligence process includes: development of a Conflict Minerals Policy for the Company; establishment of governance structures with cross functional team members and senior management of the Company; and communications with our suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to members of our senior management, including our Chief Executive Officer, Chief Financial Officer and Director of Quality.
5.2.2            Record Maintenance
We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.
5.3            Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program
As we continue developing our due diligence program, we intend to enhance our supplier communication and to improve our due diligence data accuracy in order to mitigate the risk that the Conflict Minerals contained in our products could benefit armed groups in the Covered Countries.
6.	Identify and Assess Risk in the Supply Chain
For upstream due diligence, we have adopted the processes and protocols of the Conflict-Free Smelter Program. However, because of the complexity or our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.
We have identified 103 direct suppliers. Of these suppliers, 82% have responded to our  requests for information. Of those who have responded, 51% have indicated that the suppliers are either Conflict Minerals compliant or do not provide product to us that contains Conflict Minerals. The remaining 49% have indicated that the suppliers were unsure of the origin of the Conflict Minerals that they supplied to us.

We rely on these suppliers, whose raw materials and components contain Conflict Minerals, to provide us with information about the source of Conflict Minerals contained in the raw materials and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.
7.	Audit of Supply Chain Due Diligence
We do not have a direct relationship with Conflict Minerals smelters and refiners, nor do we perform or direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refiners to participate in the EICC/GeSI Conflict-Free Smelter Program.
8.	Continuous Improvement Efforts to Mitigate Risk
We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the Conflict Minerals we utilize benefit armed groups contributing to human rights violations:
•  Continue to conduct and report annually on supply chain due diligence for the applicable minerals;
•  Examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries; and
•  Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC and GeSI Conflict-Free Smelter Program.